SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com
Direct Line 44 121 722 4785
Direct Fax 44 121 722 4290
Our Ref DC/dc

23 January 2002

02 APR 30 AM 11:00

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02028748

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

John L Heather
Assistant Company Secretary

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

P

dlw 5/2

Severn Trent Plc announces that options under its approved Sharesave Scheme have been granted to the following director. The date of grant was 9 January 2002 and the savings contract commences on 1 May 2002:-

| | |
|---|---|
| Name: | J K Banyard |
| Sharesave Options Granted: | 866 |
| Option Price Per Share: | £5.48 |
| Total Sharesave Options Held (No. of Shares): | 3523 |